Filing by Columbia Funds Series Trust II pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.
Subject Companies:
Columbia Funds Series Trust
(SEC File No. 811-09645)
Columbia Funds Series Trust I
(SEC File No. 811-04367)
Columbia Funds Series Trust II
(SEC File No. 811-21852)
Supplement dated December 17, 2015
to the Prospectus and Summary Prospectus, as supplemented, of each of the following funds:
Fund	Prospectus and Summary Prospectus Dated
Columbia Funds Series Trust
Columbia International Opportunities Fund	7/1/2015
Columbia International Value Fund	7/1/2015
Columbia Large Cap Growth Fund II	7/1/2015
Columbia Large Cap Growth Fund III	7/1/2015
Columbia Large Cap Growth Fund V	7/1/2015

Columbia Funds Series Trust I
Columbia Value and Restructuring Fund	1/1/2015 and 1/1/2016

Columbia Funds Series Trust II
Columbia Large Cap Growth Fund IV	1/1/2015 and 1/1/2016
Columbia Multi-Advisor Small Cap Value Fund	10/1/2015

(each, an Acquired Fund)
In December 2015, the Board of Trustees of each Acquired Fund approved a proposal to merge each Acquired Fund with and into the corresponding acquiring fund listed in the table below (each, an Acquiring Fund). Each merger is expected to be a tax-free reorganization for U.S. federal income tax purposes. More information about each Acquiring Fund and the definitive terms of each of the proposed mergers will be included in proxy materials.
Each of the mergers identified in the table below is subject to certain conditions, including approval by shareholders of the applicable Acquired Fund. It is currently anticipated that proxy materials regarding the mergers will be distributed to shareholders of the Acquired Funds in early 2016, and that meetings of shareholders to consider the mergers will be held in the first half of 2016. Additionally, Acquired Fund shareholders will not pay any sales charges as a result of the mergers.

Acquired Fund	Acquiring Fund
Columbia International Opportunities Fund	Columbia Select International Equity Fund
Columbia International Value Fund	Columbia Overseas Value Fund
Columbia Large Cap Growth Fund II	Columbia Large Cap Growth Fund
Columbia Large Cap Growth Fund III	Columbia Large Cap Growth Fund
Columbia Large Cap Growth Fund IV	Columbia Large Cap Growth Fund
Columbia Large Cap Growth Fund V	Columbia Large Cap Growth Fund
Columbia Multi-Advisor Small Cap Value Fund	Columbia Select Smaller-Cap Value Fund
Columbia Value and Restructuring Fund	Columbia Contrarian Core Fund

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. For information regarding an Acquiring Fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger once a registration statement relating to the proposed merger has been filed with the Securities and Exchange Commission (SEC) and becomes effective, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor may be obtained, when available, by visiting columbiathreadneedle.com/us. The prospectus/proxy statement (when available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/proxy statement will also be available for free on the SEC’s website (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.
Shareholders should retain this Supplement for future reference.
SUP000_00_020_(12/15)